SYNNEX Corporation
44201 Nobel Drive
Fremont, CA 94538

March 17, 2015
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Craig D. Wilson

Re:	SYNNEX Corporation Form 10-K for fiscal year ended November 30, 2014 Filed January 29, 2015 File No. 001-31892

Dear Mr. Wilson:

We are submitting the responses of SYNNEX Corporation (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), set forth in the Staff’s letter dated March 4, 2015, with respect to the above referenced Form 10-K for fiscal year ended November 30, 2014 filed on January 29, 2015 (the “Form 10-K”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company.

Comments

1.
You indicate that, “where product acceptance provisions exist, assuming all other revenue recognition criterion are met, revenue is recognized upon the earlier of shipment for products that have been demonstrated to meet product specifications, customer acceptance or the lapse of acceptance provisions.” In this regard, please tell us the nature of the customer acceptance provisions in contracts for which you recognize revenue upon shipment, instead of upon customer acceptance or the lapse of acceptance provisions. Your response should explain how you determined that those products have been demonstrated to meet product specifications prior to receiving customer acceptance.

Company Response:
The Company respectfully advises the Staff that there are a very limited number of customer arrangements, representing approximately 1% of our revenue for fiscal year 2014, where customer-specified acceptance provisions exist and revenue was recognized upon shipment or delivery.

In such arrangements, prior to a product being shipped to the customer, we perform the customer-specified functional tests, designed to replicate the typical conditions and server workloads which will be found in the customer’s operational environment. Consequently, when a product is shipped to the customer we have empirical evidence that the product meets the contract specification and will pass customer acceptance testing and accordingly, believe we will be able to enforce payment.  Nevertheless, for customers with acceptance provisions in their contract, revenue will only be recognized when we have a proven track record of the product being accepted by the customer without incident, subject to all other revenue recognition criteria being met.

2.
Where you rely upon a purchase order as evidence of an arrangement tell us how you determine that the terms of the purchase order comply with your required terms of sale. In this regard, your use of written purchase orders issued by the customer as evidence of an arrangement should be clarified. Tell us if the purchase order terms in all cases reflect your normal sales agreement conditions.

Company Response:
We respectfully advise that our customary practice is to obtain a binding purchase order from customers in our Technology Solutions business. However, the purchase order by itself does not represent the entire evidence of arrangement. In certain instances, we have a mutually signed contract from customers which defines the terms and conditions generally applicable to the sale of our Technology Solutions products and services. In addition, each customer is required to submit a completed and signed credit application form which requires customers to agree to our standard terms and conditions of sale which are published on our website and include payment and delivery terms, return rights, audit rights, warranties, and process for modification of our standard terms and conditions of sale. The terms and conditions published on our website clearly indicate that “in the event of a conflict between these various terms and conditions, they will take effect in the following order of precedence: (1) any signed agreement between the parties; (2) the terms and conditions on any SYNNEX invoice, (3) these Terms and Conditions, and (4) the terms and conditions in Buyer’s credit application to SYNNEX. Any terms and conditions on Buyer’s purchase order or any other document not signed by SYNNEX shall have no force and effect.” Accordingly, our evidence of an arrangement includes a purchase order and signed terms and conditions either in a contract or other document such as our credit application form.

We will revise future filings, commencing with our next Form 10-K filing for the year ending November 30, 2015, to clarify our policy regarding what we consider to be the final persuasive evidence of an arrangement.

3.
In your discussion regarding the repatriation of foreign balances, you indicate that “presently, we believe we have sufficient resources, cash flow and liquidity within the United States to fund current and expected future working capital requirements for at least the next twelve months.” However, on page 87, you also indicate that you have not “provisioned U.S. taxes and foreign withholding taxes on non-U.S. subsidiaries for which the earnings are permanently reinvested.” In light of your disclosures on page 39, please clarify whether or not you believe that you presently have sufficient resources, cash flow and liquidity within the United States to continue to permanently reinvest earnings in non-U.S. subsidiaries in the respective jurisdiction. Your discussion of liquidity should address long-term liquidity and long-term capital resources and needs beyond the next 12 months, as well as the proposed sources of funding required to satisfy such obligations. See FRR 501.3.

Company Response:
The Company respectfully advises the Staff that we believe we have sufficient resources, cash flow and liquidity within the United States to fund current and expected future working capital requirements and to continue to permanently reinvest earnings in non-U.S. subsidiaries in the respective jurisdiction. We acknowledge the Staff’s comment regarding the discussion of long-term liquidity and long-term capital resources and needs beyond the next 12 months and will make the change commencing with the Form 10-Q for the first fiscal quarter of 2015 as follows:

“We believe that our available cash balances, the cash flows expected to be generated from operations and our existing sources of liquidity will be sufficient to satisfy our current and planned working capital and investment needs for the next twelve months in all geographies. We also believe that our longer-term working capital, planned capital expenditures, anticipated stock repurchases, dividend payments and other general corporate funding requirements will be satisfied through cash flows from operations and, to the extent necessary, from our borrowing facilities and future financial market activities.”

4.
Within your Technology Solutions segment you offer services related to systems design and integration solutions, as disclosed in Note 1 on page 56. To the extent that your total service revenues exceed 10% of consolidated revenues, considering services revenues generated by both reporting segments, tell us what consideration you gave to presenting products and services revenues and related costs in your Consolidated Statements of Operations pursuant to Rules 5-03.1 and 2 of Regulation S-X.

Company Response:
The Company respectfully submits that our systems design and integration solutions involve the sale of energy-efficient servers and storage built specifically to actual workload and data center environments and accordingly, represents product revenue. We respectfully advise that our revenue from services was not more than 10 percent of our total revenue for any of the periods presented. Therefore, pursuant to Rules 5-03.1 and 2 of Regulation S-X, we presented our product and services revenue and related costs and expenses on a combined basis.

5.
You indicate that you identified errors in the calculation of previously reported basic and diluted earnings per share, related to the application of participating securities under the two-class method. You also disclose that you concluded that the adjustments to historical earnings per share amounts were not material based on SEC Staff Accounting Bulletin No. 99. In this regard, please provide us with a quantified summary analysis supporting your determination, based on your SAB 99 analysis, that the errors in your calculation are immaterial for the reported periods.

Company Response:
The Company respectfully advises that the change in the method of calculating earnings per share (“EPS”) had no impact on either the previously reported net income attributable to SYNNEX Corporation or the basic weighted average number of outstanding common shares. Additionally, there was no impact on the balance sheet or the statement of cash flows. The impact on EPS for the prior years is provided below:

	Year ended November 30,
	2013		2012
	Basic	Diluted	Basic	Diluted
Earnings per common share as reported	$4.13	$3.06	$4.14	$3.99
Earnings per common share as corrected	4.06	3.02	4.08	3.96
Change	$0.07	$0.04	$0.06	$0.03
Percentage change	1.7%	1.3%	1.4%	0.8%

As can be seen above, the change in Basic and Diluted EPS did not exceed $0.07 in absolute dollar terms and 1.7% on an absolute percentage basis for any period presented.

The change in Basic and Diluted EPS for the quarterly periods presented, ranged in absolute dollar terms from $0.01 to $0.02 and on an absolute percentage basis from 0.9% to 2.4% other than for the quarter ended August 31, 2013, when the change to the reported Diluted EPS was $0.02 or 10.5%. The higher percentage change to diluted EPS in third fiscal quarter of 2013 is due to the fact that diluted EPS was adversely impacted by $1.05 due to the difference between the estimated conversion premium to be paid in cash and the final conversion premium on the settlement of the Company’s Convertible Notes issued in May 2008. This resulted in an “as reported” Diluted EPS of $0.19. Given the infrequent nature of this adjustment and the fact that the stock price was unaffected by this adjustment, the percentage impact on GAAP EPS of the change in previously reported EPS is not deemed material.

Accordingly, management concluded that the change in EPS on a quantitative basis was not material to any of the periods presented. We also considered qualitative factors set forth in SAB No. 99 and concluded that the change to the reported EPS would not impact the judgment or decision of a reasonable person relying upon the Company’s financial statements in any of the periods impacted. Accordingly, we respectfully submit that the error was not material to our consolidated financial statements taken as a whole.

6.
Tell us how you have complied with the entity-wide disclosures under ASC 280-10-50-40 for revenues from external customers by each product or service or group of products and services. For example, it appears that such disclosures would be consistent with and provide additional insights into your disclosures on page 34, which indicate that, “by product category, our sales of system components and integration, IT systems, peripherals, software and networking equipment in fiscal year 2014 were higher by 46%, 20%, 13%, 11% and 10%, respectively, in comparison to fiscal year 2013. The increase in the sale of system components and integration was due to the expansion of our system design and integration solutions business”. If you determined that such disclosures are not practicable, please disclose and provide us with support for your conclusion.

Company Response:
We distribute more than 30,000 technology products (as measured by active SKUs) from more than 300 Information Technology, Consumer Electronics, and Original Equipment Manufacturer suppliers to more than 20,000 resellers, system integrators, and retailers. We cannot reasonably describe growth in individual products. As a result, we group these products into product categories comprising peripherals, information technology systems, system components and integration solutions, software and networking equipment to provide a summarized understanding of our business that will assist investors and readers to analyze our overall business and revenue. The Company respectfully advises the Staff, that when determining the level at which products and services should be reported under ASC 280-10-50-40, we considered whether a majority of the characteristics described in ASC 280-10-50-11 for determining whether segments can be aggregated are met with respect to the products and services within the respective reportable segments. We concluded that the majority of the product categories have similar classes of customers, and economic characteristics as evidenced by similar rates of profitability, similar degrees of risk, and similar opportunities for growth and accordingly, concluded that no additional disclosures by product type are necessary. Within our Concentrix segment, we do not categorize revenue; therefore, no further disclosure is required.

7.
It appears that you credited sales return allowance by $18.5 million. Please tell us the reasons for reducing your allowance, during the current fiscal year, by approximately 25% while your sales have increased by 27.6%. In addition, please tell us what consideration you gave to discussing the impact of crediting sales return and allowance by $18.5 million on your results of operations, including EPS, within MD&A.

Company Response:
We respectfully advise the Staff that we estimate the amount of future product returns by utilizing historical return rates and by reviewing for unique product line or customer return patterns. The allowance for sales returns presented in Schedule II - Valuation and Qualifying Accounts is the gross amount and does not reflect the offsetting impact of the corresponding inventory estimated to be returned and therefore, not recorded as cost of sales. As the allowance is recorded to offset the impact of returns of products sold in earlier periods on current period sales, the impact to current period results of operations is limited to differences between actual and estimated rates of return. Accordingly, the impact of reducing our sales return allowance by $18.5 million with the corresponding offset to inventories and cost of sales had an immaterial impact on our results of operations, including EPS, and as such, we believe did not warrant separate disclosure within MD&A. The following table illustrates the net impact of the movement of our sales return allowance on gross profit:

All amounts in US$’000	Balances at December 1, 2013	Additions charged to revenue and expense	Reclassifications, write-offs and deductions	Balances at November 30, 2014
Allowance for sales returns-gross	$74,716	$(18,528)	$(879)	$55,309
Estimate of inventories to be returned	(69,198)	18,276	828	(50,094)
Net allowance	$5,518	$(253)	$(51)	$5,215

The reduction in our allowance for sales returns at the end of fiscal year 2014 as compared to fiscal year 2013, despite an increase in revenue, is primarily due to the following reasons:

•
In general, we experience a higher incidence of product returns from our retail customers as compared to our commercial customers. During fiscal year 2014, sales from a retail product line decreased and as a result, allowance for sales returns associated with this product line was also lower at the end of fiscal year 2014 as compared to the end of fiscal year 2013.

•
The increase in sales in fiscal year 2014 as compared to 2013 did not result in a corresponding increase in the allowance for sales returns as the majority of our sales increase in fiscal year 2014 was attributable to businesses which did not require allowances for returns. For example, sales increased by approximately $900 million or 8.3% as compared to fiscal year 2013 due to the IBM CRM acquisition, which is part of our Concentrix segment. Further, our systems design and integration solutions products experienced significant year-over-year growth. These products are built to order and, thus, experience only negligible incidences of return.

* * * * *
In addition to our response above, we acknowledge and agree that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (510) 668-3837 or Vikram Sinha our Director of Financial Reporting at (510) 668-3904.

Sincerely,
SYNNEX Corporation
By:	/s/ Marshall W. Witt
Marshall W. Witt
Chief Financial Officer

Copy to:
Kevin Murai, SYNNEX
Allison Leopold Tilley, Pillsbury Winthrop Shaw Pittman LLP
Lincoln Clark, KPMG LLP